UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 15, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
METHANEX TO PRESENT AT GOLDMAN SACHS BASIC MATERIALS CONFERENCE ON MAY 23, 2006
May 15, 2006
Methanex Corporation will be presenting at the upcoming Goldman Sachs Basic Materials Conference being held May 23-25, 2006 in New York City. Mr. Ian Cameron, Methanex’s Senior Vice-President, Finance and Chief Financial Officer, will speak to investors on Tuesday, May 23, 2006 at approximately 9:15 a.m. Eastern Time (6:15 am Pacific Time).
Interested participants can access a live audio webcast of the presentation through the Company’s website at http://www.methanex.com/investor/events.html. The webcast will last for approximately 40 minutes.
Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”
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Inquiries:
Wendy Bach
Director, Investor Relations
Phone: (604) 661-2600